December 3, 2009

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Global Geophysical Services, Inc.

Registration Statement on Form S-1

Filed October 16, 2009

File No. 333-162540

Dear Mr. Schwall:

Global Geophysical Services, Inc. (the “Company”), hereby submits the following responses to your letter dated November 13, 2009, containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 filed with the Commission on October 16, 2009, File No. 333-162540. For your convenience, the Company has reproduced your comments in this letter in bold italics typeface, and has made its corresponding responses below the applicable comment in normal typeface. Page references contained in the Company’s responses are to the amended pages of the prospectus that are being submitted to the Staff on a supplemental basis with this letter. The Company respectfully requests that the Staff advise the Company at its earliest convenience whether the Company’s responses adequately address each of the Staff’s comments.

General

1.                                      You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response:                                        The Company has complied with this comment.

2.                                      There are numerous blanks in the document, and you also indicate in the exhibit list that a number of exhibits will be provided later. You will need to allow sufficient time to respond to any comments we issue once you provide the omitted disclosure and exhibits.

Response:                                        Most of the blanks in the document pertain to items that tie to the number of shares of common stock that will be outstanding at the time the offering will close. Since the Company may implement a stock split prior to pricing of the offering, the Company is waiting until a price range is agreed upon to fill in these blanks. The Company understands that the Staff will need sufficient time to review the data included once these blanks are filled in.

3.                                      If you intend to submit a request for confidential treatment for the omitted portions of any exhibits as yet unfiled, file it promptly with the Secretary, and give effect to all comments issued during the course of the review of your prior request. For example, be sure to discuss in the prospectus the material terms of all material contracts.

Response:                                        The Company will file a request for confidential treatment regarding the Amended and Restated Cooperation Agreement with Sercel, Inc. and has included a redacted version of the affected contract as Exhibit 10.4.

4.                                      Please update your financial statements and related disclosure throughout the filing to comply with the requirements of Article 3-12 of Regulation S-X.

Response:                                        The Company has updated the financial statements included in this filing.

Prospectus Cover Page

5.                                      Revise to eliminate from the cover page any non-essential information, including the reference to “Joint Book-Running Managers” and “Senior Co-Manager.”

Response:                                        The Company has eliminated these references.

Summary, page 1

6.                                      Please provide us with independent, supplemental support for the following assertions:

•                                          Expected worldwide oil demand growth rate at page 2;

•                                          “[M]any large and well capitalized oil and gas companies have continued to maintain high levels of capital spending” on page 3;

•                                          “[W]e provide our clients with seismic data that is higher resolution than the traditional 3D seismic data provided by our competitors” on page 3;

•                                          Weinman GeoScience, Inc. is “a recognized leader in seismic data processing” on page 33; and

•                                          “[T]oday, the vast majority of seismic data acquired is 3D” on page 53.

Response:                                        In response to the first bullet point, the Company has attached as Exhibit A hereto an excerpt from the International Energy Agency 2008 World Energy Outlook

that has supporting data that implies that world oil demand is expected to grow 24.8% from 2007 to 2030.

In response to the second bullet point, the Company has attached as Exhibit B hereto a list of several large integrated oil companies and national oil companies that have announced capital expenditure plans for 2009 that are in excess of capital expenditures for 2008.

In response to the third bullet point, the Company has eliminated the referenced language. See page 3 and page 54 of the enclosed marked copy (the “Marked Copy”) of the Amended Registration Statement.

In response to the fourth bullet point, the Company has eliminated the referenced language. See page 34 of the Marked Copy.

In response to the fifth bullet point, the Company has attached as Exhibit C a chart obtained from the Energy Information Administration (Official Energy Statistics from the U.S. Government) which shows that in 2009 in the United States over 90% of the active seismic crews are acquiring 3D data.

Blue Chip Client Base, page 4

7.                                      We note your reference to long-standing relationships with certain large, well-established oil companies. Please revise this section to indicate whether you have any long-term, contractual relationships with any of these companies that would obligate them to continue using your services, and file all material contracts as exhibits.

Response:                                        The Company has no agreements with any of these companies that would obligate them to continue using the Company’s services. The Company has revised the language on page 4 and page 54 of the Marked Copy to clarify this point.

Risk Factors, page 9

8.                                      We note that many of your risk factors contain language that attempts to qualify or mitigate the identified risks. Examples of this occur throughout your risk factors section, including without limitation, the following statements:

•                                          “Although we maintain what we believe is prudent insurance protection” on page 13;

•                                          “[W]e seek to minimize the risk of delays through the inclusion of ‘standby rate’ provisions” on page 13;

•                                          “[W]e obtain contractual indemnification and insurance... and require the subcontractors to obtain insurance for our benefit” on page 14;

•                                          “Although we usually perform ongoing credit evaluations” on page 14;

•                                          “[W]e believe that our safety procedures for handling and disposing of explosives comply with the standards prescribed by applicable laws” on page 15;

•                                          “[W]e believe the international seismic data services market provides significant growth opportunities” on page 15;

•                                          “We maintain key man insurance of $10 million on Mr. Degner” on page 17; and

•                                          “In response to this significant deficiency, we dedicated qualified personnel to timely reconcile each of our bank accounts” on page 19.

Please revise your risk factors to remove these and any other statements that qualify or mitigate the risk posed. You may elaborate on the factors employed to minimize identified material risks in an appropriate section, such as Management’s Discussion and Analysis. We also remind you of prior comment 9 from our comment letter dated September 8, 2006.

Response:                                        The Company has revised the risk factors to remove language that qualifies or mitigates risks, including each of the statements described above. See pages 13 through 17 of the Marked Copy.

We have supply agreements with a limited number of key suppliers, page 11

9.                                      The second paragraph in this risk factor includes a discussion of the risk posed by the fact that one of your key suppliers is also a competitor. Please discuss this discrete risk under a separate, appropriately titled caption.

Response:                                        The Company has created a separate risk factor addressing this issue. See page 11 of the Marked Copy.

There are inherent limitations in all control systems and failure of our controls, page 19

10.                               This risk factor, as well as the factor captioned “As a public company we will incur additional costs” at page 24, both could apply to any newly public company. Please revise this section to eliminate generic risks. Refer also to comment 13 from our letter dated September 8,2006.

Response:                                        The Company has eliminated these two risk factors. See page 24 of the Marked Copy.

Risks Related to our Indebtedness, page 20

11.                               Please add a risk factor that makes clear that your credit facilities are secured by substantially all of your assets.

Response:                                        The Company has created a separate risk factor addressing this issue. See page 20 of the Marked Copy.

Use of Proceeds, page 26

12.                               Provide a detailed description of how much you will allocate to each identified use, and provide more information regarding the reference to “general corporate purposes,” which is not sufficiently precise in this context. We refer you to the disclosure at page 47, as well as prior comment 14 from our letter dated September 8,2006, and prior comment 1 from our letter dated December 4, 2006. See also Item 504 of Regulation S-K and Instruction 4 to Item 504.

Response:                                        The Company has revised its disclosure addressing this issue. See page 26 of the Marked Copy.

Unaudited Pro Forma Consolidated Financial Information, page 29

13.                               We note you have presented pro forma combined statements of operations that do not include pro forma adjustments. Your current presentation appears to simply add the pre-acquisition operations of Weinman Geoscience, Inc. to your historical operations for the year ending December 31, 2008. Please revise your presentation to include pro forma adjustments as discussed in Regulation S-X, Rule 11 -02(b)(6). Your revisions should also include narrative discussion of the basis for each pro forma adjustment.

Response:                                        The Company has reviewed whether pro forma adjustments should be included in this presentation and made changes accordingly. See page 31 of the Marked Copy.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

General

14.                               Throughout this section, you often use the word “primarily” to refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify. Rather than simply using the term “primarily” in describing changes, quantify the amount of the change that is attributable to the primary source you identify. See Section ELD of SEC Release 33-6835 (May 18,1989). For example, and without limitation, we note on page 41 that “[t]he reduction in interest expense is primarily due to the capitalized debt issuance costs... and lower interest rates in the first half of 2009.” In addition, on page 42, you state that the increase in interest expense “was primarily the result of enlarging our secured credit facility... and the capitalized debt issuance costs ... [and] the new secured credit facilities carried higher interest rates.”

Response:                                        The Company has redrafted the Management’s Discussion and Analysis of Financial Condition and Results of Operations to address this comment. See pages 42 through 45 of the Marked Copy.

Multi-client Services, page 34

15.                               The table summarizing data for multi-client services includes $15.7 million as unrecognized pre-commitments as of December 31, 2007. However, your deferred revenue balance as of December 31, 2007 totaled only $6.9 million. We notice differences in these amounts at other balance sheet dates as well. Please clarify why there is a difference between the two amounts.

Response:                                        The unrecognized pre-commitments in the table represent contractual commitments to license data. Deferred revenues represent cash received or amounts contractually billable for which income has not yet been earned. Unrecognized pre-commitments are neither funded nor billable, so they are not included in the financial statements. The Company has revised the footnotes on page 35 of the Marked Copy to clarify this matter.

How We Evaluate Our Operations, page 35

16.                               We note your disclosure which states that management utilizes a variety of financial and productivity metrics to analyze and monitor the performance of your services. Since you have identified these metrics as key and important indicators of financial performance, additional disclosure which quantifies and analyzes these results would provide an improved understanding of your financial results. We refer you to SEC Release 33-8350 (“Release 33-8350”), Sections III.B.l and 3 which notes that you “should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” Please indicate to the staff how you intend to comply with Release 33-8350 with respect to the key performance indicators you have listed on page 35.

Response:                                        The Company has revised this section to address this comment. References to most of the performance metrics have been deleted. See page 36 of the Marked Copy.

Business, page 50

17.                               We note that you reproduce verbatim in this section all of the disclosure found in your prospectus summary, beginning on page 1. Please revise to delete any unnecessarily duplicative disclosure. Also, we note that your prior registration statement, file number 333-136483, contained a section titled “Our Challenges,” which balanced your disclosure.

Response:                                        The Company has revised this section to include a section titled “Our Challenges”. See page 56 of the Marked Copy.

Equipment Sourcing and Suppliers, page 56

18.                               We note that you purchase a majority of your recording equipment from Sercel, Inc. Please revise this section to make clear that you compete with Sercel’s parent and to disclose the material terms of your agreements) with Sercel.

Response:                                        The Company has revised this section to address this comment. See page 60 of the Marked Copy.

Management, page 60

19.                               Revise Mr. Verghese’s sketch to clarify when he began work with Barclays and to disclose the percentage of his professional time that he devotes to your business, to the extent that he works less than full time for you. We note that he currently serves as Chairman of LANNSYS Inc. Also revise Mr. Forrest’s sketch to provide the month and year that each listed position in the past five years began and ended.

Response:                                        The Company has revised this section to address this comment. See pages 64 and 66 of the Marked Copy.

Compensation Discussion and Analysis, page 67

Objectives of Our Compensation Program, page 67

20.                               Please revise to elaborate on the nature of your core values, which you describe as a significant competitive advantage.

Response:                                        The Company has revised this section to delete the reference to core values. See page 71 of the Marked Copy.

Description of Capital Stock, page 88

21.                               Revise to disclose the required information in necessary detail, and eliminate the suggestion that it is as you “expect to be set forth” in a future amended and restated certificate. You will need to provide updated information here and elsewhere, allowing sufficient time for staff review and comment.

Response:                                        The Company has revised this section to address this comment. See pages 92 through 95 of the Marked Copy.

Description of Indebtedness, page 93

22.                               We note that under the terms of your first lien credit agreement, you are required to make a mandatory prepayment with 50% of the proceeds from the issuance of certain capital stock. In addition, we note your disclosure in the “Use of Proceeds” section that indicates you plan to apply a portion of the net proceeds from this offering towards the repayment of your indebtedness. Please tell us whether conducting this offering will require a mandatory prepayment, and provide expanded disclosure of any such requirement in this section and the “Use of Proceeds” section.

Response:                                        The first lien credit facility does not require mandatory prepayment from the proceeds of this offering. The Company has revised disclosure on page 99 of the Marked Copy to clarify this point:

23.                               Add risk factor disclosure of the excess cash flow prepayment term in your first lien credit agreement.

Response:                                        The Company has included an additional risk factor to address this comment. See page 21 of the Marked Copy.

Financial Statements

24.                               We note you have provided financial statements of Weinman Geoscience, Inc. as of December 31, 2007 and May 31, 2008 and for the five month period ending May 31, 2008. However, you have not provided statements of income, stockholders* equity or cash flows for the year ending December 31, 2007 or for the five month period ended

May 31, 2007. Please tell us how you determined that you have provided the required annual and interim financial statements required by Regulation S-X, Rule 3-05(b). Please provide your asset, investment and income significance analysis of the Weinman Geoscience, Inc. acquisition in accordance with Regulation S-X, Rules 3-05(b)(2) and l-02(w) which supports your determination.

Response:                                        The Company has included Weinman Geoscience, Inc’s. financial statements for the period January 1, 2007 through May 31, 2007.

As required by Rule 3-05 under Regulation S-X, the Company performed the Rule 1-02(w) significance test and determined that one year of financial information for Weinman Geoscience, Inc. is required for compliance. Please see Exhibit D for a table of calculations performed. The Company applied Rule 2030.4 when considering how to present the one year of Weinman Geoscience, Inc’s information in the required financial statements. That rule allows registrants filing initial registration statements to apply post-acquisition periods included in the registrant’s audited income statement to reduce the number of periods of required pre-acquisition income statements of the acquiree. That rule also states registrants applying such approach may not have any gap between the audited pre-acquisition and audited post-acquisition periods. As such, to comply with the one year of audited financial statements required to be presented, the Company has included 7 months of post-acquisition activity within the audited financial statements of the Company as of and for the year ended December 31, 2008, and 5 months of pre-acquisition activity within the financial statements as of and for the five months ended May 31, 2008 of Weinman Geoscience, Inc.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

25.                               Your disclosure indicates that you review the deliverables in your multi-element arrangements and apply the guidance of EITF 00-21 to allocate the arrangement fee to each deliverable. We also note your disclosure on page 33 which states that you recognize revenue on the percentage of completion method. Therefore, it appears that you are recognizing revenue in accordance with SOP 81-1. If this is correct, please explain how you have considered EITF 00-21, paragraph 4.a.iii (including footnote 4), when determining that your deliverables are in the scope of EITF 00-21. In this respect, SOP 81- 1 includes separation and allocation guidance and therefore all deliverables within the scope of SOP 81-1 should be separated and allocated based on that guidance. As part of your response, please clarify each deliverable that are present within your arrangements, whether the deliverable is in the scope of SOP 81-1 and when you recognize revenue for the deliverable.

Response:                                        The Company recognizes revenue using the percentage of completion method as provided by ASC Topic 605 (previously SOP 81-1) for its seismic data service arrangements that are considered “turnkey” or fixed price contracts. The Company does not believe that it has any contractual arrangements that would require separation and allocation as per the guidance in ASC Topic 605. The Company has removed specific reference to EITF-0021 to provide more clarity regarding the nature of its contractual arrangements and its overall revenue recognition policies. See pages 39 through 40 and F-8 through F-9 of the Marked Copy.

26.                               Revise to address the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements. In this respect, your disclosure should discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.

Response:                                        As indicated in the Company’s response to Comment No. 25, the Company does not have any sales transactions that have multiple units of accounting.

27.                               We note your revenue recognition policy for multi-client services. Your disclosure states that you recognize revenue based on the proportional performance method, which indicates that you are applying the guidance of SAB Topic 13 to these arrangements. However, your disclosure on page 34 states that you are applying the percentage of completion method to these arrangements. Please clarify the revenue recognition model that you are applying to these arrangements and whether these arrangements are in the scope of SOP 81-1, paragraphs 11 through 15 (including footnote 1).

Response:                                        The Company recognizes revenue on the percentage of completion method based on a quantifiable measure of progress which for both its “turnkey” service and data acquisition contractual arrangements based upon the square miles or linear kilometers of seismic data acquired. Since this is an output measure and not an input measure, the Company has removed the reference to proportionate performance and now only refers to percentage of completion, which the Company believes more appropriately describes its revenue recognition methodology. See pages 38, 39, F-8 and F-9 of the Marked Copy.

28.                               Your disclosure also states that you recognize revenue based on costs incurred and work: performed to date as a percentage of total estimated costs and work required. Please explain how you estimate the costs that are attributable to a specific customer when your customers share the cost of seismic data acquisition. In addition, please explain how you have determined that the input measure of total costs accurately reflects performance performed under these contracts. Tell us whether your estimate includes late sales.

Response:                                        As indicated in the Company’s response to Comment No. 27, the Company recognizes revenue on the percentage of completion method.

The Company tracks projects by individual project. The customers share in the costs of these projects through their contractual agreements by providing a pre-funding commitment in return for their access to the acquired data through a license. The costs incurred relate to the data acquired and not to a specific customer (including to the extent there is more than one customer who is part of the pre-commitment) who has agreed to pre-commit to a license.

We establish amortization rates based on our view of the estimated future licensing revenues (both from pre-commitments and late sales) on an individual survey basis. The underlying estimates that form the basis for the sales forecast depend upon historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting the Company’s customer base, expected changes in technology and other factors that the Company deems relevant.

We have revised our disclosures to clarify how we establish our amortization rates and the basis for the sales forecasts used for our seismic data library. See pages 40 and F-9 of the Marked Copy.

29.                               Please tell us how you determined that it is appropriate to capitalize costs related to the multiclient seismic data library. Tell us the accounting guidance that you apply to these costs and how your accounting fully complies with that guidance. In addition, tell us how you account for capitalized costs in excess of estimated revenues and whether any of these amounts remain on the balance sheet after the related pre-commitments have been recognized as revenue.

Response:                                        The Company believes it is appropriate to capitalize the costs to internally develop intangible assets for assets that are identifiable and have limited lives.

The relevant accounting literature is ASC Topic 350 (previously Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets) which states that this guidance “… applies to costs of internally developing identifiable intangible assets that an entity recognizes as assets.”

Capitalized cost includes third party costs and internal costs directly attributable to the activities associated with data creation. The Company specifically tracks costs associated with each multi-client seismic data survey separately.

The Company evaluates each seismic data survey for impairment on an individual basis at least annually. The Company considers the level of sales performance in each survey as compared to projected sales, as well as industry conditions, among others, to be key factors in determining when the Company’s seismic data should be evaluated for impairment. If projected sales are less than the unamortized net book value in a survey, the excess of net book value over fair value is charged to expense as an impairment. The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors. Accordingly, if conditions change in the future, the Company may record impairment losses relating to the seismic data library, which could be material to any particular reporting period.

Accounts Receivable, page F-9

30.                               Please describe the contractual provisions that do not permit you to bill your customers as services are performed. As part of your response, please clarify how you have determined that your unbilled receivables are collectable as of December 31, 2008. Explain whether you were able to bill 100% of your unbilled receivables within the two months subsequent to December 31, 2008.

Response:                                        The Company bills its customers in accordance with its contractual terms. In certain instances, customers are invoiced in stages as per the agreement.

Unbilled receivables represent revenue earned but not yet billed. At December 31, 2008, the Company had unbilled receivables of approximately $19.9 million. The Company had billed approximately $19.5 million by February 28, 2009 and the remainder subsequent to that date.

The Company evaluates the allowance for doubtful accounts in the aggregate (billed and unbilled receivables) on a customer by customer basis.

Foreign Operations, page F-12

31.                               We note your recognized a significant foreign exchange loss of $5.2 million in fiscal year 2008. Please expand your disclosures to discuss how you account for foreign exchange differences in your financial statements and describe the basis and reason for the increase in exchange losses during the years presented.

Response:                                        The Company attempts wherever possible to match the foreign currency revenue portion of its contracts with the foreign currency expenses it expects to incur. In some cases, all or substantially all of a contract is paid in foreign currency. The majority of the exchange loss, $4.7 million, was a result of a large contract in Latin America 100% denominated in local currency. The Company chose not to hedge the foreign currency exchange exposure and there was a significant decline of the local currency relative to the US dollar during the measurement period. The company has made changes to Footnote 2 to its financial statement on page F-12 to address this comment.

Note 8 - Income Taxes, page F-15

32.                               Please expand your disclosures to discuss the nature of the adjustments in your effective tax rate reconciliation. Your disclosures should clearly describe the basis for the reconciling item as well as the reason for variations from year to year.

Response:                                        We have revised our financial disclosures to address this comment. See pages F-15 through F-16 of the Marked Copy.

Note 9 - Long-Term Debt page F-18

33.                               Please disclose how you have accounted for your interest rate swap in the financial periods presented.

Response:                                        We have inserted a table showing the details related to the interest rate swap. See page F-20 of the Marked Copy.

Note 11 - Earnings Per Share, page F-21

34.                               Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each of your issued Class A and Class B common stock pursuant to paragraphs 60 and 61 of SFAS 128. Please revise your disclosure to clarify whether the dividend rates for each class are the same or are subject to change (e.g., based on the voting rights of the Class A common stock). In addition, revise your income per common share caption in your consolidated statements of income to clearly indicate that your income per common share is for both Class A and Class B common stock.

Response:                                        The only difference between the Class A and Class B common stock is the provision for voting, with the Class B common stock having one-tenth of the voting rights of the Class A common stock. The Company has revised this disclosure to address this comment. See page F-22 of the Marked Copy.

Note 12 - Stock-Based Compensation, page F-22

35.                               We note you have granted a significant amount of stock options in fiscal years 2007 and 2008. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Response:                                        The Company has historically valued stock option grants using the Black-Scholes method. To calculate a value to use for the underlying (Common B) shares, the Company has used a standard market comparable based approach where valuation is assumed to be a function of the average of our public competitors.(1) Total Enterprise Value/EBITDA (“TEV/EBITDA”) ratio is discounted for illiquidity, Common B’s subordinate position relative to Series “A” Preferred, limited access to the debt and equity capital markets compared to our competitors. In 2007 and 2008, the total discount applied for all factors combined was 40%. Using this method, we calculated a value at the end of each fiscal quarter to be applied to equity grants in the subsequent fiscal quarter.

For equity grants beginning in the second quarter of 2009, the Company adjusted its valuation methodology to take into account the Weinman debt-to-equity conversion in the second quarter of 2009. The revised methodology started with the value of the debt converted, subtracted the assumed value of the adjustment to the earnout calculation, divided the resulting value by the shares issued for the debt, and extended this amount over the entire share capital base. The resulting equity valuation was reduced by the amount of the book value of the preferred liquidation preference and divided by the number of shares outstanding on an as-converted to common basis. A 34% discount, consistent with the average of 13 studies considered, was applied. This method resulted in a TEV/EBITDA ratio approximately 5% below the public comparable company average. Going forward, until such a time as there is a public market for the Company’s common stock, the Company intends to hire an independent valuation expert to value the common stock as of the end of each fiscal year. Such valuation would be used to value all equity grants in the following year unless events dictated otherwise.

(1) Includes CGV, DWSN, GOK, PGS and TGE

36.                               Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response:                                        The Company will not have a proposed IPO price until it negotiates that price with the underwriters. Discussions with the underwriters began in August 2009, and no estimated price ranges have yet been communicated.

Note 16 - Recently Issued Accounting Pronouncements, page F-25

37.                               The provisions of FIN 48 were initially effective for fiscal years beginning after December 31,2006. Your disclosures on page F-25 states the provisions of FIN 48 are effective for financial statements issued after December 15,2008. FIN 48, paragraphs 22 through 24 provide its effective date and transition requirements, which refer to the definition of a public enterprise presented in paragraph 289 of SFAS 109. This definition of a public enterprise includes entities “whose financial statements are filed with a regulatory agency in preparation for the sale of any class of securities.” Please make the appropriate revisions to apply the interpretation and provide the disclosures required by paragraphs 20 and 21 of FIN 48.

Response:                                        We have revised our financial disclosures to address this comment.

Note 6 - Goodwill and Other Intangibles, page F-39

38.                               We note you have recorded a purchase accounting adjustment of $2.5 million to reflect an amendment to the terms of the earn-out agreement and the equity conversion of promissory notes issued in connection with the acquisition of Weinman Geoscience, Inc. In order to further our understanding of your accounting, please provide us with further details as to the terms of the amendment and your related accounting adjustments to goodwill.

Response:                                        In June 2008, the Company acquired Weinman GeoScience, Inc. for approximately $22 million, which included payments in cash and assumed debt. Additional consideration of $10 million of cash or equity would be paid in 2010 if certain earn-out provisions were met. As a result of the acquisition, the Company recorded goodwill of $13.4 million and other intangibles of $5.5 million.

In June 2009, the Company and the former stockholders of Weinman Geoscience, Inc. amended the terms of the earn-out agreement and converted $8 million of promissory notes into equity. The Company issued 657,354 shares with a fair value of approximately $8.40 determined in a manner consistent with the Company’s response to comment No. 35. The aggregate value was estimated to be $5.5 million. The remaining $2.5 million was attributable to the change in the earn-out provision which made it more likely that the former stockholders would receive consideration in the future. Accordingly, the Company reduced goodwill by $2.5 million.

Note 7 - Income Taxes, page F-41

39.                               To further our understanding of your income tax activity for the interim period ending June 30,2009, tell us why the US state income tax adjustment to the federal statutory rate in your effective tax rate reconciliation changed from increasing to decreasing the statutory rate. In addition, tell us the nature of the withholding tax refund.

Response:                                        US state income taxes are expenses during both the six month period ending June 30, 2008 and 2009. For the six month period ending June 30, 2008, the expense increases the tax expense accrued by the company and is reflected as increase to the Company’s tax rate. For the six month period ending June 30, 2009, the expense decreased the tax benefit accrued by the Company and is reflected as a decrease to the Company’s tax rate.

The Company has a contract with a customer for which Company assets are used in India. The customer withholds Indian taxes based on an estimate tax rate. The Company recorded the withheld taxes as an expense to income taxes. The Company will be filing a refund claim with the Indian tax authorities based on additional information received in 2009 that it is subject to withholding tax at a rate lower than the estimate used by its customer.

Independent Auditors’ Report page F-52

40.                               Please revise the audit report for Weinman Geoscience, Inc. to provide the signature of the auditor.

Response:                                        The Company has included the signature of the auditor. See page F-45 of the Marked Copy.

Exhibit Index

41.                               Do not renumber exhibits with subsequent amendments, as you appear to have done with your prior registration statement. Revise the index to specify precisely with which filing and on what date the prior exhibit which you purport to incorporate by reference was filed.

Response:                                        The Company has revised exhibit index to clarify which documents are incorporated by reference in conformity with the comment. See pages II-3 through II-5 of the Marked Copy.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

Bryce D. Linsenmayer

cc w/enclosures:	Shannon Buskirk (SEC)
Chris White (SEC)
John Lucas (SEC)
Timothy Levenberg (SEC)

Exhibit A

Table 3.1 • World primary oil demand* in the Reference Scenario (million barrels per day)

	1980	2000	2007	2015	2030	2007-2030**
OECD	41.7	46.0	46.5	45.7	43.9	-0.2%
North America	20.9	23.3	24.6	23.9	23.9	-0.1%
United States	17.4	19.3	20.2	19.3	19.0	-0.3%
Europe	14.6	14.3	14.0	13.9	13.1	-0.3%
Pacific	6.1	8.4	7.9	7.8	7.0	-0.5%
Japan	4.9	5.4	4.8	4.4	3.5	-1.4%
Non-OECD	20.9	27.3	34.9	44.6	57.7	2.2%
E. Europe/Eurasia	9.5	4.4	4.8	5.7	5.9	0.9%
Russia	n.a.	2.7	2.8	3.3	3.4	0.7%
Asia	4.5	11.5	15.8	21.4	30.8	3.0%
China	2.0	4.7	7.5	11.3	16.6	3.5%
India	0.7	2.3	2.9	4.1	7.1	3.9%
Middle East	2.0	4.6	6.2	8.4	10.5	2.3%
Africa	1.3	2.3	2.9	3.2	3.7	1.0%
Latin America	3.5	4.5	5.2	5.9	6.8	1.2%
Brazil	1.3	1.9	2.0	2.4	2.8	1.5%
International marine bunkers	2.3	3.0	3.8	4.1	4.7	1.0%
World	64.8	76.3	85.2	94.4	106.4	1.0%
European Union	n.a.	13.6	13.4	13.2	12.4	-0.3%

* Excludes blofuels demand, which, after adjusting for energy content, is projected to rise from just over 0.8 mb/d in 2007 to 2 mb/d in 2015 and 3.2 mb/d in 2030 in the Reference Scenario (see Chapter 7).

** Average annual rate of growth.

Exhibit B

($ in local

currency)

Company	2008 capex	2009 capex	y-o-y % change	Source(s)

Tullow	$0.5	$0.8	56%	http://www.investis.com/tlw/siteware/2009_HY_Master_Slides_final.pdf
Petrobras	13.4	20.9	56%	http://www2.petrobras.com.br/ri/ing/ApresentacoesEventos/ConfTelefonicas/pdf/PN_2009-2013_Ing.pdf
				http://www2.petrobras.com.br/portal/frame_ri.asp?pagina=/ri/ing/index.asp&lang=en&area=ri
CNOOC	5.7	6.8	19%	http://en.ec.com.cn/article/newsroom/newsroomindustry/200901/715307_1.html
ONGC	17,651.0	21,790.0	23%	http://www.ongcindia.com/download/Investors_meet_250609.pdf
Pemex	201.9	251.2	24%	http://www.ri.pemex.com/files/dcf/Pemex_Outlook_091113.pdf
				http://www.ri.pemex.com/files/content/PEMEX%20Overview%20090910%20sa1.pdf
Ecopetrol	4.8	6.2	29%	http://www.gasandoil.com/goc/company/cnl91132.htm

Exhibit C

Maximum U.S. Active Seismic Crew Counts

(Number of Crews)

Period:    Monthly

Download Series History	Definitions, Sources & Notes

Data Series	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	View
Total	72	70	65	60	61	60	2000-2009
48 States, Onshore	62	60	56	52	53	51	2000-2009
2 Dimensions	3	3	2	2	2	2	2000-2009
3 Dimensions	59	57	54	50	51	49	2000-2009
4 Dimensions	0	0	0	0	0	0	2000-2009
48 States, Offshore	10	10	9	8	8	9	2000-2009
2 Dimensions	2	2	2	2	2	3	2000-2009
3 Dimensions	8	8	7	6	6	6	2000-2009
4 Dimensions	0	0	0	0	0	0	2000-2009
Alaska	0	0	0	0	0	0	2000-2009
2 Dimensions	0	0	0	0	0	0	2000-2009
3 Dimensions	0	0	0	0	0	0	2000-2009
4 Dimensions	0	0	0	0	0	0	2000-2009

- = No Data Reported; — = Not Applicable; NA = Not Available; W = Withheld to avoid disclosure of individual company data.

Notes: “48 States” is the United States excluding Alaska and Hawaii. “48 States, Offshore” are Federal and State Jurisdiction waters of the Gulf of Mexico. Alaska is all onshore. Total crews includes crews with unknown survey dimension. Data are reported on the first and fifteenth of each month, except January when they are reported only on the fifteenth. When semi-monthly values differ for the month, the larger of the two values is shown here. Consequently, this table reflects the maximum number of crews at work at any time during the month. See Definitions, Sources, and Notes link above for more information on this table.

Release Date: 10/8/2009

Next Release Date: 11/6/2009

Exhibit D

Significance Test Worksheet

Regulation S-X Rule 1-02(w) significance tests, as applied under Rule 3-05

1. Investment Test
Investments and advances to the acquiree (12/31/2007)	22,000,000
Consolidated total assets of acquiror (12/31/07)	253,444,000
Investment as a percent of total assets of acquiror	8.68%	Calculated

2. Asset Test
Proportionate share of total assets of acquisition candidate (12/31/07)	4,493,000
Total Assets of the acquiror (12/31/07)	253,444,000
Assets as a precent of total assets of acquiror	1.77%	Calculated

3. Pretax Income Test
Pretax income from continuing operations of acquisition candidate (12/31/07)	2,766,000
Consolidated pretax income from continuing operations for the current year for acquiror (12/31/07)	7,373,000
Pretax income as a percent of total pretax income of acquiror	37.49%	Calculated